UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
                                Amendment No. 4

                        	  Trimeris, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    896263100
                                 (CUSIP Number)

                               February 5, 2009

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 896263100


       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             OrbiMed Advisors LLC

       2.    Check the Appropriate Box if a Member Of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 1,243,100
Beneficially
Owned by         7.  Sole Dispositive Power:  0
Each Reporting
Person With      8.  Shared Dispositive Power: 1,243,100

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person
             1,243,100

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 5.59%

       12.   Type of Reporting Person (See Instructions) IA

                               CUSIP No. 896263100


       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             OrbiMed Capital LLC

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 983,700
Beneficially
Owned by         7.  Sole Dispositive Power: 0
Each Reporting
Person With      8.  Shared Dispositive Power:  983,700

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person
             983,700

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 4.22%

       12.   Type of Reporting Person (See Instructions) IA

                               CUSIP No. 896263100


       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Samuel D. Isaly

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 2,226,800
Beneficially
Owned by         7.  Sole Dispositive Power: 0
Each Reporting
Person With      8.  Shared Dispositive Power: 2,226,800

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
             2,226,800

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 10.01%

       12.   Type of Reporting Person (See Instructions) HC

Item 1. (a)  Issuer: Trimeris, Inc.

             1.      Address:
                     3500 PARAMOUNT PARKWAY
	 	     MORRISVILLE NC 27560

Item 2. (a)  Name of Person Filing:
             OrbiMed Advisors LLC
             OrbiMed Capital LLC
             Samuel D. Isaly

        (b)  Address of Principal Business Offices:

             767 Third Avenue, 30th Floor
             New York, New York 10017

        (c)  Citizenship:
             Please refer to Item 4 on each cover sheet for each filing person

        (d)  Title of Class of Securities
             Common stock

        (e)  CUSIP Number: 896263100

Item 3. OrbiMed Advisors LLC and OrbiMed Capital LLC are investment advisors in accordance with ss.240.13d-1(b)(1)(ii)(E). Samuel D. Isaly is a control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

Item 4.  Ownership

         Please see Items 5 - 9 and 11 for each cover sheet for each filing separately

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

	 Reporting persons are holding 10.01% (5.59% in the case of OrbiMed Advisors LLC and 4.22% in the case of OrbiMed Capital LLC) of the securities on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from sale of, such securities. No one such other person's interest in the securities whose ownership is reported here relates to more than five percent of the class.

       	 OrbiMed Advisors LLC and OrbiMed Capital LLC hold shares on behalf of Caduceus Capital Master Fund Limited (753,000 shares), Caduceus Capital II, L.P. (673,200 shares), UBS Eucalyptus Fund, LLC (523,300 shares), PW Eucalyptus Fund, Ltd. (46,600 shares), and
	 Summer Street Life Sciences Hedge Fund Investors LLC (230,700 shares).

	 The reporting persons are a party to certain cash settled over the counter swap agreements which synthetically provides additional long exposure to the Issuer, and as a result, the reporting persons are entitled to the economic benefits, and are subject to the economic risks, of owning the Common Stock, but have no rights, powers, agreements, arrangements or understandings with respect to any shares of Common Stock as a result of those agreements. Neither the control person or any of its affiliates is the beneficial owner of shares of Common Stock as a result of the swap agreements described above, and, accordingly, the number of shares of Common Stock stated as beneficially owned by the Reporting Persons in this Schedule 13G does not include any ownership as a result of such swap agreements.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable


Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2009
                                       OrbiMed Advisors LLC

                                       By: /s/ Samuel D. Isaly
                                       --------------------------
                                       Name:  Samuel D. Isaly
                                       Title: President

                                       OrbiMed Capital LLC

                                       By: /s/ Samuel D. Isaly
                                       --------------------------
                                       Name:  Samuel D. Isaly
                                       Title: Managing Member


                                       By: /s/ Samuel D. Isaly
                                       --------------------------
                                       Name:  Samuel D. Isaly


			JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G/A, dated February 13, 2009, (the "Schedule 13G/A"), with respect to the Common Stock, par value $.001 per share, of Trimeris, Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G/A. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G/A, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 13th day of February 2009.


                                          OrbiMed Advisors LLC

                                          By: /s/ Samuel D. Isaly
                                          ---------------------------
                                          Name:  Samuel D. Isaly
                                          Title: Managing Member


                                          OrbiMed Capital LLC

                                          By: /s/ Samuel D. Isaly
                                          ----------------------------
                                          Name:  Samuel D. Isaly
                                          Title: Managing Member


                                          By: /s/ Samuel D. Isaly
                                          ----------------------------
                                          Name:  Samuel D. Isaly


			Statement of Control Person


The Statement on this Schedule 13G/A dated February 13, 2009 with respect to the common stock, $.001 par value per share, of Trimeris, Inc. is filed by Samuel D. Isaly in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k),respectively, as control person (HC) of OrbiMed Advisors LLC and OrbiMed Capital LLC.

OrbiMed Advisors LLC and OrbiMed Capital LLC file this statement on Schedule 13G/A in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as investment advisors (IA).